Exhibit 99.1

Chi-Med to Announce 2016 Half-Year Financial Results

London: Tuesday, July 5, 2016: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) will be announcing its interim results for the six months ended June 30, 2016 on Tuesday, August 2, 2016 at 7:00 am British Summer Time (BST).

An analyst presentation will be held at 9:00 am BST (4:00 pm Hong Kong Time) on the same day at Citigate Dewe Rogerson, 3 London Wall Buildings, London, EC2M 5SY, UK, which will be webcast via the company website at www.chi-med.com/investors/event-information/.  The presentation will be available to download before the analyst presentation begins.

For North America based analysts and investors, Chi-Med will also host a conference call with Q&A at 9:00 am Eastern Daylight Time (2:00 pm BST).

Details of the analyst presentation and conference call dial-in will be provided in the financial results announcement.  A replay will also be available on the website shortly after each event.

NOTES TO EDITORS

About Chi-Med

Chi-Med is a China-based, globally-focused healthcare group which researches, develops, manufactures and sells pharmaceuticals and health-related consumer products.  Its Innovation Platform, Hutchison MediPharma Limited, is focused on discovering, developing and commercializing innovative therapeutics in oncology and autoimmune diseases.  Its pipeline of eight novel oral compounds for cancer and inflammation is in development in North America, Europe, Australia and Greater China.

Chi-Med’s Commercial Platform manufactures, markets and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Contacts

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Jillian Connell, The Trout Group	+1 (646) 378 2956	jconnell@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500